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08030615

RECD S.E.C.
MAR 27 2008
803

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNIBANCO SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 EAST 55TH STREET - 29TH FLOOR (No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

PROCESSED
APR 03 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SILVIA MARIA FARTO LAHOZ - 1 (212) 207-9426 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP (Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
MAR 27 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _WILLIAM MCDOUGALL BETHLEM________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _UNIBANCO SECURITIES INC.____, as of _DECEMBER 31______________________________, 2007_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICE G. GIMENES
Notary Public, State of New York
01GI6075791
Qualified in New York County
My Commission Expires June 10, 2010

Signature

PRESIDENT
Title

Notary Public

Subscribed and sworn to before me this 14th day of march, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Unibanco Securities Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Stockholder of
Unibanco Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of Unibanco Securities Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 20, 2008

Unibanco Securities Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	7,998,728
Receivable from clearing broker		659,822
Fixed assets (net of accumulated depreciation and amortization of $400,504)		18,927
Income taxes receivable		820,567
Deferred tax asset		301,606
Other		33,297
Total Assets	$	9,832,947
Liabilities and Stockholder's Equity		
Liabilities		
Subordinated loan	$	3,500,000
Payable to affiliate		82,729
Income Taxes Payable		265,995
Accrued expenses		622,412
Total Liabilities		4,471,136
Stockholder's equity		
Common stock - $0.01 par value – 1,500 shares authorized, issued and outstanding		15
Additional paid-in capital		2,499,985
Retained earnings		2,861,811
Total Stockholder's Equity		5,361,811
Total Liabilities and Stockholder's Equity	$	9,832,947

The accompanying notes are an integral part of these financial statements.

Unibanco Securities Inc.
Statement of Operations
Year Ended December 31, 2007

Revenues	
Commission income	$ 499,287
Underwriting Fees	317,409
Research Fees	15,300
Interest income	375,863
Other	45,498
Total revenues	1,253,357
Expenses	
Employee compensation and benefits	1,855,471
Occupancy, equipment and communication	336,015
Professional fees	189,313
Financial services	316,157
Interest expense	193,786
Other	155,775
Total expenses	3,046,517
Loss before provision for income taxes	(1,793,160)
Provision for tax benefit	(532,261)
Net loss	$ (1,260,899)

The accompanying notes are an integral part of these financial statements.

Unibanco Securities Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at December 31, 2006	$ 15	$ 2,499,985	$ 4,122,710	$ 6,622,710
Net loss	-	-	(1,260,899)	(1,260,899)
Balance at December 31, 2007	$ 15	$ 2,499,985	$ 2,861,811	$ 5,361,811

The accompanying notes are an integral part of these financial statements.

Unibanco Securities Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2007

Subordinated borrowing at December 31, 2006	$	-
Increase		
Proceeds of temporary subordinated loan agreement		54,000,000
Decrease		
Payment of temporary subordinated loan agreement		50,500,000
Subordinated borrowing at December 31, 2007	$	3,500,000

The accompanying notes are an integral part of these financial statements.

Unibanco Securities Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (1,260,899)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	33,594
Deferred income tax	(212,724)
(Increase) decrease in operating assets	
Receivable from clearing broker	(403,405)
Income taxes receivable	(585,532)
Other assets	25,891
Increase (decrease) in operating liabilities	
Payable to affiliate	10,007
Income taxes payable	265,995
Accrued expenses	572,412
Net cash used in operating activities	(1,554,661)
Cash flows from financing activities	
Proceeds from temporary subordinated loan agreement	54,000,000
Payment of temporary subordinated loan agreement	(50,500,000)
Net cash provided by financing activities	3,500,000
Net increase in cash	1,945,339
Cash	
Beginning of year	6,053,389
End of year	$ 7,998,728
Supplemental disclosure of cash paid for	
Income taxes	$ -
Interest expense	$ 180,506

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Unibanco Securities Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of UBB Holding Company, Inc., a Delaware Corporation, whose ultimate parent is Unibanco – União de Bancos Brasileiros S.A (the "Parent Company"), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company is registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established in 1997 and is based in New York City. The primary activity of the Company is to function as a boutique specializing in securities issued by foreign companies in the U.S., as well as securities issued in the Brazilian market, which are marketed to institutional investors located in the U.S., Canada, the Caribbean, U.K., Luxembourg, Argentina, and Brazil, among others.

The Company acts as broker-dealer retailing corporate debt and equity securities, provides investments advisory services, introduces customers to a Brazilian brokerage affiliate and serves Brazilian investors with regard to their U.S. investments. The Company acts as underwriter in securities offerings.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Cash
The Company maintains cash principally at JP Morgan Chase Bank.

Securities Transactions and Revenue Recognition
Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed Assets, Depreciation and Amortization
Computer hardware and software are carried at cost and depreciated on a straight line basis using an estimated useful life of two years. Office equipment is carried at cost and depreciated on a straight line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Clearing Arrangements
Pursuant to an agreement between the Company and its correspondent clearing broker, securities transactions effected by the Company were introduced and cleared on a fully disclosed basis through a U.S. correspondent clearing broker.

Underwriting Revenues
Underwriting fees are recognized in the statement of operations when the services related to underlying transactions are completed under the terms of the engagement. Underwriting fees are presented net of related expenses.

Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Recent Accounting Developments

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48" or the "Interpretation"), which is an interpretation of SFAS No. 109, "Accounting for Income Taxes". FIN 48 provides guidance for how a Company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a Company has taken or expects to take on a tax return. The Interpretation substantially changes the accounting policy for uncertain tax positions and could result in increased volatility in the Company's provision for income taxes. FIN 48 also revises disclosure requirements, including requiring a tabular presentation to reflect the roll-forward of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007, as required. The Company recognizes the resulting provision as a component of income tax expense. See Note 7 - Income Taxes for a detailed explanation of the impact of the adoption.

4. Receivable from Clearing Broker

Receivable from clearing broker primarily represents cash on deposit $659,822 required by the clearing broker to cover customer defaults, trade errors and proprietary trading and the balance represents commission receivables.

5. Related Party Transactions

Under an expense sharing agreement, the Company is reimbursed for occupancy and office expenses paid by the Company and charged to an affiliate, Unibanco – União de Bancos Brasileiros S.A. - New York Representative Office. For the year ended December 31, 2007, the reimbursement totaled $ 234,536 and is netted against occupancy expense in the statement of operations.

As described on Note 6, the Company is included as part of a consolidated tax return filed by its parent, UBB Holding Company, Inc. As of December 31, 2007 there was $ 58,197 payable to UBB Holding Company, as reimbursement of tax payment.

Certain expenses, including employee compensation and other general office expenses, are paid on the Company's behalf by Unibanco - União de Bancos Brasileiros S.A. - New York Representative Office under such expense sharing agreement. On a monthly basis, the Company reimburses the affiliate for all amounts paid on its behalf. At December 31, 2007, there was $ 11,250 payable to Unibanco - União de Bancos Brasileiros S.A. - New York Representative Office.

6. Liability Subordinated to Claims of General Creditor

During 2007 the Company entered into three new cash subordination agreements with Unibanco Cayman Bank Ltd. (the " lender").These agreements started on March 29, July 2 and December 4 in the amounts of $ 2,500,000, $ 48,000,000 and $ 3,500,000, respectively for the periods of 25, 18 and 30 days in order to enable the Company to participate as an underwriter of securities in accordance with FINRA requirements. These loans were deposited at JPMorgan Chase Bank which generated interest income of approximately $ 110,000 during the year. The cash

subordination agreements carried interest at fixed spot rate of 5.25%, 5.50% and 5.25% per year, respectively. The total interest expense relating to these loans were $153,301 during the year. The fair value of this loan approximates to its book value as it is short-term in nature (note 10).

7. Income Taxes

For Federal income tax purposes, the Company is included as part of a consolidated tax return filed by its parent, UBB Holding Company, Inc. Deferred taxes are calculated on temporary differences related to assets and liabilities of each member. For state and local purposes, the Company files its own, separate company tax returns.

Provision for income tax for the year ended December 31, 2007 is comprised of Federal, New York State, and New York City taxes and is reported as follows:.

	Current	Deferred	Total
Federal	$ (553,937)	$ (6,604)	$ (560,541)
State and local	234,400	(206,120)	28,280
Total tax expense	$ (319,537)	$ (212,724)	$ (532,261)

The current income tax benefit is primarily based on the effect of a carry back of the current year Federal tax loss. Current year State and City tax liabilities are based on capital stock as well as other items.

The deferred tax asset result principally from a temporary difference related to excess accumulated book amortization over tax amortization and the New York State and New York City tax benefit resulting from the carry forward of the current year loss. Management believes that it is more likely than not that the deferred tax asset will be realized; therefore, no valuation allowance was recorded for the deferred tax asset as of December 31, 2007.

The difference between U.S. Federal statutory income tax rate and the effective tax rate is primarily due to the effect of state and local income taxes and other items.

The company's tax returns are open for examination from 2003 to current date.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption of FIN 48, there was no impact on opening retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2007	$ -
Increases for tax positions taken during the current year	243,296
Increases for tax positions taken during prior years	-
Decreases for tax positions taken during prior years	-
Gross unrecognized tax benefits at December 31, 2007	$ 243,296

The Company's unrecognized tax benefits are recorded on the balance sheet as income taxes payable. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits.

The amount of unrecognized tax benefits, at December 31, 2007 that, if recognized, would affect the Company's effective tax rate is $243,296.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time.

8. Lease Commitments

The Company rents office space under operating leases terminating in September 2008. The following is a schedule of future minimum lease payments under noncancelable lease agreements:

Year ending	
2008	$ 242,730
	$ 242,730

The Company's share of rent expense for the year ended December 31, 2007 amounted to $157,551. Such amounts are shown net on the accompanying statement of operations within occupancy, equipment and communication.

9. Employee Benefit Plan

All full-time employees of the Company, after being employed for a period of one year, are eligible to participate in the Company's 401(k) Plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants can elect to defer up to $15,500 for the calendar year 2007. The Company provides a matching contribution of 100% of the first 5% contributed by each participant. During the year ended December 31, 2007 the Company contributed $13,685 to the Plan.

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $7,674,404, which was $7,574,404 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital is 13%.

11. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

12. Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations is similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is involved in securities brokerage and its industry concentration is financial institutions. The Company's customers securities transactions are introduced on a fully disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

Unibanco Securities Inc.
Computation of Net Capital Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 — Supplemental Schedule I

Stockholder's Equity	$ 5,361,811
Liability subordinated	3,500,000
Total stockholder's equity and liability subordinated to the	8,861,811
Nonallowable assets	
Furniture, office equipment and leasehold improvements, net	18,927
Income tax receivable	820,567
Deferred tax asset	301,606
Other assets	33,297
Total nonallowable assets	1,174,397
Foreign Exchange	10
Excess fidelity bond deduction	13,000
Net capital	7,674,404
Aggregate indebtedness	
Net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	100,000
Capital in excess of minimum requirement	$ 7,574,404
Ratio of aggregate indebtedness to net capital	13%

Paragraph Pursuant to Rule 17a-5 (d)(4)

There are no material differences between the amounts presented above and the amounts reported in the Company's amended unaudited Form X-17 A-5 Part IIA FOCUS filed on March 24, 2008.

Unibanco Securities Inc.
Computation of Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 **Supplemental Schedule II**

Exemption under Section (k)(2)(ii) is claimed, as another broker dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors of
Unibanco Securities Inc.

In planning and performing our audit of the financial statements of Unibanco Securities Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 20, 2008

END